UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*


VIVA ENTERTAINMENT GROUP INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
92852K200
(CUSIP Number)
April 21, 2021
(Date of Event which Requires Filing of this Statement)

*NOTE: filing be resubmitted due to original filing made to incorrect CIK on April 27, 2021 under Accession Number: 0001796993-21-000006

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


?
Rule 13d-1(b)


?
Rule 13d-1(c)


?
Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of
Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G




CUSIP No. 92852K200










  1

Names of Reporting Persons
Bellridge Capital, LP

IRS Identification No. of Above Persons (Entities Only):  81-3006329
  2

Check the appropriate box if a member of a Group (see instructions)
(a)  ?        (b)  ?

  3

Sec Use Only

  4

Citizenship or Place of Organization

Delaware








Number of
Shares
  Beneficially
Owned by
Each
Reporting
Person
With:

5

Sole Voting Power

6,697,700


6

Shared Voting Power
0


7

Sole Dispositive Power
6,697,700


8

Shared Dispositive Power
0








  9

Aggregate Amount Beneficially Owned by Each Reporting Person

6,697,700
10

Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[     ]
11

Percent of class represented by amount in row (9)

1.4%
12

Type of Reporting Person (See Instructions)

PN

?
Item 1.


(a)
Name of Issuer: Viva Entertainment Group Inc.

(b)
Address of Issuer?s Principal Executive Offices:
143-41 84th Drive
Briarwood, New York 11435

Item 2.


(a)
Name of Person Filing: Bellridge Capital, LP

(b)
Address of Principal Business Office or, if None, Residence:
       515 E. Las Olas Boulevard, Suite 120A
Ft. Lauderdale, Florida 33301

(c)
Citizenship:
Delaware

(d)
Title and Class of Securities:
Common Stock

(e)
CUSIP No.:
92852K200

Item 3.
If this statement is filed pursuant to ?? 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:




     (
a)

????Broker or dealer registered under Section 15 of the Act;


     (
b)

????Bank as defined in Section 3(a)(6) of the Act;


     (
c)

????Insurance company as defined in Section 3(a)(19) of the Act;


     (
d)

????Investment company registered under Section 8 of the Investment Company Act of 1940;


     (
e)

????An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);


     (
f)

????An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


     (
g)

????A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


     (
h)

????A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


     (
i)

????A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;


     (
j)

????A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);


     (
k)

????Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.
Ownership

(a)
Amount Beneficially Owned:
6,697,700

(b)
Percent of Class:
1.4%

(c)
Number of shares as to which such person has:



(i)
Sole power to vote or to direct the vote:
          6,697,700


(ii)
Shared power to vote or to direct the vote:
          0


(iii)
Sole power to dispose or to direct the disposition of:
          6,697,700


(iv)
Shared power to dispose or to direct the disposition of:
          0

Item 5.
Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ?.

Item 6.
Ownership of more than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.
Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

         Not applicable.

Item 8.
Identification and classification of members of the group.

         Not applicable.

Item 9.
Notice of Dissolution of Group.

Not applicable.

Item 10.
Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief,
 I certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2021					BELLRIDGE CAPITAL, LP

							By:
								Robert Klimov, Partner